UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

25001877

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SEC FILE NUMBER
8-69806

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Menalto Advisors, LLC

SEC Mail Processing
FEB 24 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Jefferson Drive
(No. and Street)

Menlo Park	California	94025-1114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kendra Borrego	(650) 453-5816	kborrego@menaltoadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kendra Borrego, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Menalto Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED
ACKNOWLEDGEMENT/JURAT
FROM NOTARY PUBLIC

Signature: [signature]

Title:
CFO

Notary Public

SEC Mail Processing

FEB 24 2025

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO)

On 2/6/2025 before me, AMELIA MATAKIBAU, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared Kendra. Borrego,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

AMELIA MATAKIBAU
COMM. # 2491674
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Commission Expires
MAY 31, 2028
JAS1 JAS1

Signature [signature] (Seal)

menalto®
ADVISORS
MINDFUL M&A

Menalto Advisors, LLC

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Menalto Advisors, LLC

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Menalto Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Menalto Advisors, LLC (the Company) as of December 31, 2024, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 5, 2025

We have served as the Company's auditor since 2016.

Menalto Advisors, LLC

Statement of Financial Condition

December 31, 2024

Assets

Assets		
Cash and cash equivalents	$	1,592,970
Accounts receivable		2,501
Tax refund receivable		100,650
Prepaid expenses		68,356
Property and equipment, net		13,095
Security deposit		5,462
Operating lease – right of use asset		16,571
Total Assets	$	1,799,605

Liabilities & Member's Equity

Liabilities		
Accounts payable	$	63,955
Accrued compensation		417,577
Accrued payroll tax		475,098
Operating lease - liability		16,571
Total Liabilities		972,201
Member's Equity		826,404
Total Liabilities and Member's Equity	$	1,799,605

The accompanying notes are an integral part of this financial statement.

Menalto Advisors, LLC

Notes to Financial Statement

December 31, 2024

Note 1 - Organization

Menalto Advisors, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2016 under the laws of the State of Delaware and received its FINRA license on October 17, 2016. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Menlo Park, California.

The Company is wholly owned by Menalto Group, LLC (the "Parent"), a holding company located in Menlo Park, CA.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

The Company takes into consideration the composition its receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivable deemed uncollectible is written off against the allowance.

The Company had receivables related to contracts from customers or financial assets at December 31, 2023 of $11,784, and $2,501 at December 31, 2024, respectively. Management has determined no allowance for credit losses was necessary.

The Company had $17,083 related to unrecognized engagement fees where the performance obligations have not yet been satisfied at December 31, 2023, and nothing outstanding at December 31, 2024, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the initial twenty-four (24) months of the lease term.

- Computer equipment 3 years
- Leasehold improvements 2 years

Leases

On October 1, 2023, the Company entered a two-year operating lease relating to our main office which is scheduled to conclude on September 30, 2025. According to the terms of the lease agreement, space was offered on an "as-is" basis with an option to renew or extend beyond the end of the lease term.

We determine if an arrangement is a lease at inception. The operating lease right of use asset ("ROU") and the corresponding lease liability are reported separately on the Statement of Financial Condition. The ROU asset represents our right to use the underlying asset for the lease term and the lease liability represents our obligation to make lease payments arising from the lease. Our operating lease did not provide an implicit rate, we used our annual incremental borrowing rate of 8.5% at October 1, 2023, based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

	Lease Commitment	Present Value Discount	Operating Lease Liability & ROU Asset
Initial Application, 10/1/2023	$ 50,880	$ (4,241)	$ 46,639
2023 Rent Expense & ROU Amortization	(6,360)	89	(6,271)
Ending Balance, 12/31/2023	$ 44,520	$ (4,152)	$ 40,368
2024 Rent Expense & ROU Amortization	(25,440)	1,643	(23,797)
Ending Balance, 12/31/2024	$ 19,080	$ (2,509)	$ 16,571
2025 Rent Expense & ROU Amortization	(19,080)	2,509	(16,571)
Ending Balance, 12/31/2025	$ -	$ -	$ -

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state, and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Note 3 -Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

As of December 31, 2024, the Company has accrued payroll taxes of $475,098 and a tax refund receivable of $100,650 relating to one (1) employee on assignment located in Italy.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2024, the Company had net capital of $636,340, for regulatory purposes, which exceeded its requirement by $572,565. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 1500% or less. At December 31, 2024, this ratio was 150.33%.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b) of Rule 15c2-4.

Capital distributions to the Parent shall be done as and when unanimously determined by the managers of the Company, provided that after such distribution the Company must have adequate capital to conduct its business plans in compliance with regulatory requirements.

Note 5 - Property and Equipment, Net

Property and equipment, net at December 31, 2024, are summarized as follows:

Computer equipment	$	22,358
Property and equipment, gross		22,358
Less: Accumulated depreciation and amortization		9,263
Property and equipment, net	$	13,095

Depreciation and amortization expense for the year ended December 31, 2024, was $5,249. The Company retired $2,111 of fully depreciated computer equipment in November 2024.

Note 6 – Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2024. The Company does not have any guarantees or other commitments as of December 31, 2024.

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a broker-dealer specializing in M&A advisory services. The Company has identified the firm's two principal managing directors and the chief financial officer communally as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends, and return or contribute capital.

The Company's operations are organized into two separate M&A advisory teams each led by one of the firm's managing directors. Consequently, the firm has two operating segments and therefore, two reportable segments. Each of the firm's principal managing directors exercise control over their respective operating segments and is required to maintain adequate net capital to support their individual M&A practice. Any operational decisions which affect the entire company are agreed upon unanimously be the CODM. The accounting policies used to measure the profit and loss of the segments are the same as those described in the summary of significant accounting policies.

The following table presents the required segment disclosures for the year ending December 31, 2024.

	M&A Team 1 Segment	M&A Team 2 Segment	Total
Segment assets	$ 209,505	$ 1,590,100	$ 1,799,605